

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2023

Hayden Brown
President and Chief Executive Officer
Upwork Inc.
475 Brannan Street, Suite 430
San Francisco, California 94107

> **Re: Upwork Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed February 15, 2022**
> **File No. 001-38678**

Dear Hayden Brown:

We have reviewed your December 23, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 22, 2022 letter.

Form 10-K for the Year Ended December 31, 2021

General

1. We note your response to prior comment 2. Please provide us, on an unconsolidated basis, the percentage of Upwork Inc's assets that constitute "investment securities" as such term is used in Section 3(a)(1)(C) of the Investment Company Act of 1940 (the "1940 Act"). When performing this calculation, only include those assets that are recognized by U.S. generally accepted accounting principles.

You may contact Chen Chen, Staff Accountant, at (202) 551-7351 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Brian Levey